UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 5, 2010

THE BEARD COMPANY
(Exact name of registrant as specified in its charter)

Oklahoma	1-12396	73-0970298
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Harvey Parkway
301 N.W. 63rd Street, Suite 400
Oklahoma City, Oklahoma 73116
(Address of principal executive offices)

(405) 842-2333
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 5, 2010, W.M. Beard resigned from his positions as Chairman and Chief Executive Officer of The Beard Company (the “Company”).  The Company has established an advisory committee to assist the Company in finding a successor Chief Executive Officer of the Company.  Mr. Beard will remain on the Board of Directors of the Company.

On October 5, 2010, the Company appointed Marc A. Messner as interim Chief Operating Officer of the Company until such time as Mr. Beard’s successor has been appointed.  Mr. Messner, age 48, has served as the Company’s Vice President - Corporate Development since 1998.  From 1993 to 1998, he served as President of Horizontal Drilling Technologies, Inc., a company he founded in 1993 that was acquired by the Company in 1996.  Mr. Messner was also the inventor of starpay.com, llc’s proprietary internet payment technology.  He graduated from Kansas University in 1985 and holds a B.S. degree in geology.  Mr. Messner has been actively involved in the management of the Dilworth Field since July 2009.

The Company issued a news release October 12, 2010 announcing Mr. Beard’s resignation as the Company’s Chairman and Chief Executive Officer and the appointment of Mr. Messner as interim Chief Operating Officer of the Company.  A copy of the news release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are filed with this Form 8-K and are identified by the numbers indicated.

Exhibit No.	Description
99.1	News release dated October 12, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BEARD COMPANY

/s/Herb Mee, Jr.
October 12, 2010	Herb Mee, Jr., President